SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 19)1

First United Corporation
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue

7th Floor

New York, NY 10177

(212) 572-4811

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%[1]
14	TYPE OF REPORTING PERSON PN

_____________

1 Based on 6,984,753 shares of common stock, par value $.01 per share, as of July 31, 2020

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1	NAME OF REPORTING PERSONS Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%
14	TYPE OF REPORTING PERSON IN

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The following constitutes Amendment No. 19 to the Schedule 13D filed by the undersigned (“Amendment No. 19”). This Amendment No. 19 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On September 8, 2020, First United filed documents, including an Amended Complaint, in the matter styled First United Corporation v. Driver Opportunity Partners I LP, et al., Case No. 1:20-CV-2592-RDB, (D. Md.) (the “Removed Maryland Action”), in which it asserted a right as “a matter of internal governance of the Company” to determine unilaterally and without recourse to any court or regulatory body that a shareholder had, in the Company’s view, violated Md. Code Ann., Fin. Inst. § 3-314 (“Section 3-314”), and on that basis prohibit the shareholder from voting any shares acquired in supposed violation of Section 3-314 and refuse to recognize nominations for candidates for election to director from that shareholder (First United’s “Unilateral Governance” assertion).

On September 14, 2020, Mr. Cooper notified the Securities Exchange Commission that he believed that First United was in violation of Section 11 of the Securities Act of 1933, Section 12 of the Securities Exchange Act of 1943 (the “Exchange Act”) and Rules 10b-5, 12b-20 and 13a-1 promulgated under the Exchange Act. Specifically, Mr. Cooper indicated that First United’s failure to disclose its Unilateral Governance assertion was material information that was omitted from registration statements and reports required to be made pursuant the Exchange Act and that was necessary to make the statements made in those registration statements and reports not misleading.

In addition, Mr. Cooper also subsequently notified Nasdaq Regulation that he believed that First United’s Unilateral Governance assertion, as well as actions taken by First United based on that view, constituted a violation of Nasdaq Rule 5640, which prohibits corporate action to disparately reduce or restrict the voting rights of existing shareholders.

On September 29, 2020, the Reporting Persons filed a Memorandum of Law in Support of Driver’s Motion to Dismiss First United’s Amended Complaint (the “September 29 Memorandum of Law”) in the Removed Maryland Action. A copy of the September 29 Memorandum of Law is attached hereto as Exhibit 99.1.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	September 29 Memorandum of Law

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Driver Opportunity Partners I LP

Dated: September 30, 2020	By:	Driver Management Company LLC
its general partner

	By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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